UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 25, 2021

Foresight Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40033	85-2992794
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

233 N. Michigan Avenue

Chicago, IL 60601

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (312) 882-8897

Not Applicable

(Former Name, or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one Warrant	FOREU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	FORE	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	FOREW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

General

On May 25, 2021, (i) Foresight Acquisition Corp., a Delaware corporation (“Foresight”), P3 Health Group Holdings, LLC, a Delaware limited liability company (“P3”), FAC Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Foresight (“Merger Sub”) entered into an agreement and plan of merger (the “Merger Agreement”) and (ii) Foresight, FAC-A Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Foresight (“Merger Corp-A”), FAC-B Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Foresight (“Merger Corp-B” and, together with Merger Corp-A, the “Merger Corps” and each, a “Merger Corp”), CPF P3 Blocker-A, LLC, a Delaware limited liability company (“Blocker-A”), CPF P3 Blocker-B, LLC, a Delaware limited liability company (“Blocker-B” and, together with Blocker-A, the “Blockers” and each, a “Blocker”), CPF P3 Splitter, LLC, a Delaware limited liability company (“Splitter”), Chicago Pacific Founders Fund-A, L.P., a Delaware limited partnership (“Blocker Owner-A”), and Chicago Pacific Founders Fund-B, L.P., a Delaware limited partnership (“Blocker Owner-B” and, together with Blocker Owner-A, the “Blocker Owners” and each, a “Blocker Owner”) entered into a transaction and combination agreement (the “Blocker Agreement” and, together with the Merger Agreement, the “Transaction Agreements”) pursuant to which, among other things, upon the satisfaction or waiver of the conditions set forth in the Transaction Agreements, P3 will merge with and into Merger Sub (the “P3 Merger”), with Merger Sub as the surviving company (the “Surviving Company”), and the Merger Corps will merge with and into the Blockers, with the Blockers as the surviving entities and wholly-owned subsidiaries of Foresight (collectively, the “Transaction”). Through the foregoing mergers and other related transactions, immediately after the closing, Foresight and P3 will be organized in an “Up-C” structure in which all of the P3 operating subsidiaries will be held directly or indirectly by the Surviving Company and Foresight will directly own approximately 30% of the Surviving Company and will become the sole manager of the Surviving Company. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Merger Agreement.

The Merger Agreement and Blocker Agreement

The Mergers

Pursuant to the Blocker Agreement, on the Closing Date and prior to the time that the P3 Merger becomes effective (the “Effective Time”), Splitter (a member of P3) will make a liquidating distribution of its units in P3 to its members, which includes the Blockers (the “Blocker Reorganization”). Following the Blocker Reorganization, the P3 Merger will be effected, pursuant to which P3 will merge into Merger Sub, with Merger Sub as the Surviving Company and Foresight as its sole manager. Pursuant to the Blocker Agreement and after the P3 Merger, Foresight will acquire the Blockers by merging each Blocker with a Merger Corp, with the Blockers as the surviving entities (the “Blocker Mergers”). Pursuant to the Blocker Agreement, the surviving entity of each Blocker Merger will be merged with and into Foresight, with Foresight as the surviving entity.

Merger Consideration and Conversion of Securities

The merger consideration to be paid to the members of P3 (the “P3 Unitholders”) pursuant to the Merger Agreement will have an aggregate value of $2,126,000,000 (the “Merger Consideration”), and will (assuming no redemptions of Foresight Class A Common Stock and aggregate PIPE proceeds of $208,703,070) consist of (i) 181,104,693 common units of the Surviving Company (“Surviving Company Common Units”) (with a deemed value of $10 per unit) (the “Equity Consideration”) and (ii) cash in an aggregate amount of $314,953,070 (the “Cash Consideration”). However, in the event the net cash of Foresight and the Surviving Company immediately after the closing of the Transaction (but excluding any cash held by P3 and its subsidiaries) is less than $180 million, the Cash Consideration will be reduced by such shortfall and the Equity Consideration would be increased by the amount of such shortfall, such that the Merger Consideration aggregate value of $2,126,000,000 will remain unchanged.

The Cash Consideration and the Equity Consideration will be allocated among the P3 Unitholders consistent with what each P3 Unitholder would receive if the Cash Consideration and the Equity Consideration were distributed prior to the P3 Merger in accordance with P3’s limited liability company agreement (the “P3 LLC Agreement”), subject to certain requirements (such as no P3 Unitholder receiving any fractional Surviving Company Common Units). Each P3 Unitholder has the option, exercisable at least ten business days prior to the Closing Date, to elect to receive additional Surviving Company Common Units (at the deemed $10 value per unit) in lieu of its portion of the Cash Consideration (a “Consideration Election”).

At least five business days prior to the Closing Date, P3 will prepare and deliver to Foresight (i) a schedule setting forth P3’s good faith calculations as to whether the net cash of Foresight and the Surviving Company is less than $180 million and (ii) a schedule (the “Payment Spreadsheet”) setting forth (A) the allocation of the Cash Consideration and the Equity Consideration among the P3 Unitholders (without taking into account any Consideration Elections made), (B) the subscription price to be paid by each P3 Unitholder acquiring Class V Common Stock at the Closing and (C) any adjustments as a result of any Consideration Elections made by the P3 Unitholders.

Pursuant to the Merger Agreement, on the Closing Date, all of the shares of Foresight’s Class B Common Stock will be converted into shares of Foresight Class A Common Stock in accordance with the certificate of incorporation of Foresight, such that only shares of Foresight Class A Common Stock and newly-designated Class V Common Stock (defined below) are outstanding at the Closing.

Pursuant to the Merger Agreement, on the Closing Date and prior to the P3 Merger, Foresight will (i) amend and restate its certificate of incorporation substantially in the form attached as an exhibit to the Merger Agreement and (ii) amend and restate the bylaws of Foresight in the form attached as an exhibit to the Merger Agreement. Foresight’s amended and restated certificate of incorporation will provide for, in addition to the Foresight Class A Common Stock, a class of stock which has voting rights but no economic rights (“Class V Common Stock”). The shares of Class V Common Stock will vote together with the shares of Foresight Class A Common Stock as a single class, with each share of Foresight Class A Common Stock and Class V Common Stock entitling the holder to one vote. The shares of Class V Common Stock will be “stapled” to the Surviving Company Common Units, with the holders of Surviving Company Common Units (other than Foresight) holding one share of Class V Common Stock for each Surviving Company Common Unit held.

Prior to the P3 Merger, Foresight will contribute (or cause to be contributed) to Merger Sub the PIPE Proceeds (as defined below) and the net funds in the trust account (after taking into account any redemptions of Foresight Class A Common Stock, but less the amount of cash necessary to fund the payments to the Blocker Owners pursuant to the Blocker Agreement), and Merger Sub will (i) issue to Foresight units of Merger Sub equal to the number of outstanding shares of Foresight Class A Common Stock and (ii) grant to Foresight warrants to acquire units of Merger Sub equal to the number of outstanding warrants to purchase Foresight Class A Common Stock.

Pursuant to the Merger Agreement, after the foregoing transactions, the P3 Merger will be effected, with (i) all of the membership interests of P3 being converted into the right to receive a combination of Cash Consideration and Equity Consideration, (ii) each outstanding unit of Merger Sub being converted into one Surviving Company Common Unit, and (iii) the Surviving Company becoming a partially-owned LLC subsidiary of Foresight with Foresight as the sole manager of the Surviving Company.

As contemplated by the Merger Agreement, on the Closing Date and immediately after the P3 Merger, each P3 Unitholder that is an “accredited investor” will have the opportunity to subscribe for Class V Common Stock from Foresight for a subscription price equal to its par value (which subscription price will be offset against the Merger Consideration). Each subscribing P3 Unitholder will purchase shares of Class V Common Stock equal to the Surviving Company Common Units such P3 Unitholder receives in the P3 Merger.

Pursuant to the Blocker Agreement, Foresight will acquire 100% of the outstanding equity of each Blocker through the Blocker Mergers, and the applicable Blocker Owner will receive a number of shares of Foresight Class A Common Stock and cash equal to the number of Surviving Company Common Units and cash that the applicable Blocker would receive pursuant to the P3 Merger in the absence of any Consideration Election.

Pursuant to the Surviving Company LLC Agreement (as defined below), after the closing of the Transactions, each member of the Surviving Company (other than Foresight) will have the right to exchange one Surviving Company Common Unit and one share of Class V Common Stock for, at the option of Foresight, either (i) one share of Foresight Class A Common Stock or (ii) cash (based on the trading price of Foresight Class A Common Stock and determined in accordance with the Surviving Company LLC Agreement).

Representations and Warranties

The Transaction Agreements contain customary representations and warranties of P3, Splitter, the Blockers, the Blocker Owners, and Foresight and the merger subsidiaries, relating to, among other things, their ability to enter into the applicable Transaction Agreement.

Pre-Closing Covenants

The Merger Agreement provides for customary pre-closing covenants, including the obligation of each of P3 and Foresight to use its commercially reasonable efforts to conduct its business in the ordinary course in a manner consistent with past practice in all material respects, and each of P3 and Foresight has agreed not to take certain actions, except as expressly contemplated by other provisions of the Merger Agreement, as required by law or unless the other parties consent in writing. The Merger Agreement also provides for P3 to indemnify Foresight during the period between signing and closing with respect to certain potential disputes among the pre-closing members of P3.

The Blocker Agreement provides for the obligation of Splitter and each Blocker not to take certain actions, except as consented to by Foresight in writing.

Management

Following the Closing, Foresight shall be the initial sole manager of the Surviving Company, and it is anticipated that Mark Thierer (Chairman), Greg Wasson, Larry Leisure, Mary Tolan, Greg Kazarian, Sherif Adbou, Amir Bacchus, Tom Price and one additional director to be determined by Foresight and P3 will serve as the initial directors of Foresight.

Stockholder Meeting

Pursuant to the terms of the Merger Agreement, Foresight will, as promptly as reasonably practicable, call and hold a meeting of its stockholders for the purpose of seeking its stockholders’ approval of the Transaction, the Merger Agreement and certain other stockholder proposals related thereto (the “Stockholder Meeting”).

Proxy Statement

The Merger Agreement provides that as promptly as practicable following the delivery of P3’s required audited financial statements to Foresight, Foresight will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a proxy statement (the “Proxy Statement”) to be sent to the stockholders of Foresight soliciting proxies from such stockholders to obtain the stockholder approval at the Stockholder Meeting to be held to consider approval and adoption of the Merger Agreement, the Transaction and certain other stockholder proposals related thereto.

Warrant Exchange or Amendment of Warrants

The Merger Agreement provides that as promptly as practicable following the delivery of P3’s required audited financial statements to Foresight, Foresight will prepare offering documents (the “Warrant Offering Documents”) to be delivered to each holder of Foresight warrants for the purpose of offering to exchange all of the outstanding Foresight warrants for Foresight Class A Common Stock or cash, and/or soliciting proxies or consents to amend the Foresight Warrant Agreement and Foresight warrants, on a basis to be mutually determined by Foresight and P3 (the “Warrant Exchange Offer/Solicitation”). Foresight shall use commercially reasonable efforts to, as promptly as practicable: (i) file the Warrant Offering Documents with the SEC; (ii) commence the Warrant Exchange Offer/Solicitation; and (iii) disseminate the Warrant Offering Documents to the holders of Foresight warrants in compliance with the Foresight warrants, the Foresight Warrant Agreement and applicable law, no later than when the Proxy Statement is mailed to stockholders of Foresight. The parties will consider in good faith, taking into account any developments from the SEC with regards to the accounting treatment for similar warrants, whether the Warrant Exchange Offer/Solicitation should also include an ability for the Foresight warrants to be exchanged for a form of amended warrant that allows for equity treatment of such Foresight warrants.

Conditions to the Closing of the Proposed Transaction

Consummation of the Transaction is subject to customary and other conditions, including, among other things: (i) the stockholders of Foresight having approved, among other things, the transactions contemplated by the Merger Agreement and the Blocker Agreement; (ii) the absence of any governmental order that would prohibit the Transaction; (iii) the completion of all required filings under the Hart-Scott-Rodino Act; (iv) the required approvals to consummate the Blocker Mergers, the Consolidation Mergers, the P3 Merger and the other transactions; (v) after giving effect to (A) the payment by Foresight of any of Foresight’s expenses, fees or costs incurred related to the Merger Agreement, (B) the exercise of redemption rights by holders of the outstanding shares of Foresight Class A Common Stock and (C) the sale and issuance by Foresight of Foresight Class A Common Stock between the date of the Merger Agreement and the Effective Time pursuant to the PIPE Subscription Agreements (as defined below) and (D) the sale and issuance by Foresight of any other securities of Foresight in accordance with the provisions of the Merger Agreement between the date of the Merger Agreement and the Effective Time, the amount of cash held by Foresight and the Surviving Company in the aggregate, whether in or outside the Trust Account (collectively, the “Available Cash”) shall be at least $400,000,000; and (vi) the representations and warranties of the other parties to the Merger Agreement being true and correct, subject to the de minimis, materiality and material adverse effect standards contained in the Merger Agreement.

Termination of the Merger Agreement and Blocker Agreement

The Merger Agreement is subject to termination prior to the Effective Time, whether before or after approval of the Merger Agreement by the members and the stockholders of P3 or Foresight, as follows:

•	by the mutual written consent of Foresight and P3;

•

by either Foresight or P3, if: (i) the Closing does not occur on or prior to November 21, 2021 (the “Outside Date”); provided, that if the P3 Merger has not occurred by the Outside Date because of the recent statement by the staff of the SEC on accounting and reporting considerations for warrants issued by special purpose acquisition companies or whether any of Foresight’s financial statements included in the Foresight SEC Reports will be restated, revised or modified as a result of such SEC staff statement (the “Warrant Accounting Matter”), the Outside Date would automatically be extended another 90 days; provided, further, that neither P3 nor Foresight may terminate if such party is in breach of the Merger Agreement and such breach is the primary cause of the failure of a closing condition to be satisfied on or prior to the Outside Date; (ii) any governmental authority has enacted a law or order that has become final and nonappealable and has the effect of making consummation of any of the Transactions (including the P3 Merger) illegal or otherwise preventing or prohibiting consummation of any of the Transactions (including the P3 Merger); or (iii) the required approval of Foresight’s stockholders is not obtained at the duly convened meeting or any adjournment or postponement thereof (the “Foresight Stockholder Approval”);

•

by Foresight, if: (i) P3 breaches the Merger Agreement; provided, that (A) Foresight has not waived such breach in writing and (B) Foresight or Merger Sub is not then in material breach of the Merger Agreement; provided, however, that, if such breach is curable by P3, Foresight may not terminate the Merger Agreement so long as P3 continues to exercise its commercially reasonable efforts to cure such breach, unless such breach is not cured within thirty days after notice of such breach is provided by Foresight to P3; (ii) P3 shall not have provided its financial statements audited in accordance with the auditing standards of the PCAOB (the “PCAOB Audited Financials”) by 90 days after execution of the Merger Agreement; provided, that Foresight cannot terminate pursuant to this right if the Proxy Statement has not been filed because of the Warrant Accounting Matter; (iii) more than the PCAOB Audited Financials need to be included in the initial filing of the Proxy Statement and this materially delays the filing of the Proxy Statement (provided that Foresight shall not have the right to terminate for this reason after the definitive Proxy Statement is filed); or (iv) P3’s audited financial statements for 2020 (the “2020 Audited Financials”) are adversely different from the provided unaudited 2020 financial statements of P3 such that such unaudited 2020 financial statements do not fairly present, in all material respects, the financial position, results of operations and cash flows of P3 (provided that Foresight shall only have the right to terminate for this reason during the five business days after delivery of the 2020 Audited Financials); and

•

by P3, if: (i) Foresight or Merger Sub breaches the Merger Agreement; provided, that (A) P3 has not waived such breach in writing and (B) P3 is not then in material breach of the Merger Agreement; provided, however, that, if such breach is curable by Foresight or Merger Sub, P3 may not terminate the Merger Agreement so long as Foresight or Merger Sub continue to exercise its commercially reasonable efforts to cure such breach, unless such breach is not cured within thirty days after notice of such breach is provided by P3 to Foresight or Merger Sub; or (ii) Foresight materially breaches its no-shop covenant under the Merger Agreement.

Upon termination of the Merger Agreement, the Merger Agreement would become void and have no effect, without any liability to the parties thereto (other than with respect to the termination fee described below). Foresight will be obligated to pay P3 a termination fee of $5.0 million if (i) the Merger Agreement is terminated by Foresight to enter into a definitive agreement for a superior transaction proposal or (ii) the Merger Agreement is terminated by P3 for a material breach of Foresight’s non-solicitation covenants, at the time of such termination a bona fide superior transaction proposal was known to the Foresight Board and Foresight enters into a definitive agreement with respect to a superior transaction proposal within 12 months of such termination; provided, in each case, such termination fee shall be payable concurrently with the execution of such definitive agreement.

The Blocker Agreement contains substantially similar termination provisions as the Merger Agreement, except that it (i) does not contain termination rights based upon the PCAOB Audited Financials or the 2020 Audited Financials or failure to obtain the Foresight Stockholder Approval and (ii) contains a termination right for both Foresight and the Blocker Owners if the Merger Agreement is terminated.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement filed with this Current Report on Form 8-K. The Merger Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about P3 or the other parties thereto. In particular, the assertions embodied in representations and warranties by P3, Foresight and Merger Sub contained in the Merger Agreement are qualified by information in the disclosure schedules provided by P3 in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between P3, Foresight and Merger Sub, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about P3, Foresight or Merger Sub.

A copy of the Blocker Agreement is filed with this Current Report on Form 8-K as Exhibit 2.2 and is incorporated herein by reference. The foregoing description of the Blocker Agreement is qualified in its entirety by reference to the full text of the Blocker Agreement filed with this Current Report on Form 8-K. The Blocker Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Foresight or the other parties thereto. Certain representations and warranties in the Blocker Agreement were used for the purpose of allocating risk between Foresight, the Blockers, Splitter and the Blocker Owners, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Blocker Agreement as characterizations of the actual state of facts about Foresight, the Blockers, Splitter or the Blocker Owners.

Amended and Restated Certificate of Incorporation

At the Closing, the certificate of incorporation of Foresight will be amended and restated to (i) include customary provisions of a publicly traded company listed on the Nasdaq Stock Market (“Nasdaq”); (ii) change the name of Foresight to a name to be determined by Foresight and P3; (iii) increase the number of authorized shares of Foresight Class A Common Stock and preferred stock; (iv) create a new class of capital stock, Class V Common Stock, which will carry certain voting rights but no economic rights; and (v) remove certain provisions that are relevant only to special purpose acquisition companies.

The preceding summary of certain terms and conditions of the Amended and Restated Certificate of Incorporation of Foresight is qualified in its entirety by reference to the form of the Amended and Restated Certificate of Incorporation of Foresight, a copy of which is included as Exhibit A to the Merger Agreement which is included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Amended and Restated Bylaws

At the Closing, the bylaws of Foresight will be amended and restated to include customary provisions of a publicly traded company listed on Nasdaq.

The preceding summary of certain terms and conditions of the Amended and Restated Bylaws of Foresight is qualified in its entirety by reference to the form of the Amended and Restated Bylaws of Foresight, a copy of which is included as Exhibit B to the Merger Agreement which is included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Unit Warrant Agreement

Prior to the P3 Merger, Merger Sub will issue to Foresight warrants to purchase a number of units of Merger Sub equal to the number of Foresight warrants then outstanding. Upon the P3 Merger, the warrant agreement governing the Merger Sub warrants will be amended and restated into a unit warrant agreement (the “Unit Warrant Agreement”), such that Surviving Company Common Units will be issued in lieu of units of Merger Sub upon the exercise of such warrants. The Unit Warrant Agreement will also provide that upon the exercise, redemption or expiration of any Foresight Warrants, there will be a corresponding exercise, redemption or expiration of warrants under the Unit Warrant Agreement, consistent with maintaining a 1:1 ratio between (i) the aggregate number of outstanding shares of Foresight Class A Common Stock and Class V Common Stock and (ii) the aggregate number of outstanding Surviving Company Common Units.

The preceding summary of certain terms and conditions of the Unit Warrant Agreement is qualified in its entirety by reference to the form of Unit Warrant Agreement, a copy of which is included as Exhibit C to the Merger Agreement which is included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Surviving Company LLC Agreement

In connection with the Closing, the Surviving Company will enter into an Amended and Restated Limited Liability Company Agreement (the “Surviving Company LLC Agreement”). Foresight will be the sole manager of the Surviving Company.

The Surviving Company LLC Agreement provides that all equity interests of P3 and Merger Sub as of immediately prior to the P3 Merger should be reclassified into a single class of common units. Provisions in the Surviving Company LLC Agreement are intended to ensure that the total number of Surviving Company Common Units outstanding is always equal to the total number of outstanding shares of Foresight Class A Common Stock and Class V Common Stock. The shares of Class V Common Stock will vote together with the shares of Foresight Class A Common Stock as a single class, with each share of Foresight Class A Common Stock and each share of Class V Common Stock entitling the holder thereof to one vote. The shares of Class V Common Stock will be “stapled” to the Surviving Company Common Units, with the holders of Surviving Company Common Units (other than Foresight) holding one share of Class V Common Stock for each Surviving Company Common Unit held.

The Surviving Company LLC Agreement also provides for terms and conditions upon which holders of Surviving Company Common Units can exchange one Surviving Company Common Unit and one share of Class V Common Stock for, at Foresight’s option, either (i) one share of Foresight Class A Common Stock or (ii) cash in an amount based upon a volume weighted trading price of Foresight Class A Common Stock.

The Surviving Company LLC Agreement also provides that Foresight will be the sole manager of the Surviving Company.

The preceding summary of certain terms and conditions of the Surviving Company LLC Agreement is qualified in its entirety by reference to the form of Surviving Company LLC Agreement, a copy of which is included as Exhibit D to the Merger Agreement which is included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Tax Receivable Agreement

In connection with the Transaction, at the Closing, Foresight and the Surviving Company will enter into a tax receivable agreement (the “Tax Receivable Agreement”) with certain pre-Closing members of P3. The Tax Receivable Agreement will generally provide for certain payments and make certain arrangements with respect to any tax benefits to be derived by Foresight and its subsidiaries as the result of any exchanges by such pre-Closing members of their Surviving Company Common Units for Foresight Class A Common Stock in accordance with the Surviving Company LLC Agreement and the making of payments under the Tax Receivable Agreement.

The preceding summary of certain terms and conditions of the Tax Receivable Agreement is qualified in its entirety by reference to the form of Tax Receivable Agreement, a copy of which is included as Exhibit G to the Agreement which is included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Registration Rights and Lock-Up Agreement

In connection with the Transaction, concurrently with the Closing, P3, Foresight, Foresight Sponsor Group, LLC, a Delaware limited liability company (“FSG”) and certain persons and entities holding P3 Common Units (the “P3 Holders” and together with FSG, the “Holders”) will enter into a registration rights and lock-up agreement (the “Registration Rights Agreement”) at the closing of the Transaction.

Under the terms of the Registration Rights Agreement, Foresight will be obligated to file a shelf registration statement to register the resale of certain securities of Foresight held by the Holders. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, the Holders may demand, at any time or from time to time, that Foresight file a registration statement on Form S-1, or any similar long-form registration statement, or if available, on Form S-3 to register the shares of common stock of Foresight held by such Holders. The Registration Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Subject to certain exceptions, the Registration Rights Agreement further provides for the Foresight Class A Common Stock held by the P3 Holders after the Closing to be locked-up for a period of six months following the Closing, while the Foresight Class A Common Stock received by FSG upon conversion of Foresight’s Class B Common Stock on the Closing Date will be locked-up for a period of one year following the Closing, subject to earlier release upon (i) the date on which the last reported sale price of the Foresight Class A Common Stock equals or exceeds $12.50 per share for any 20 trading days within any 30-day trading period commencing at least 150 days after the Closing or (ii) the date on which the post-combination company completes a liquidation, merger, capital stock exchange or other similar transaction after the Closing that results in all of the post-combination company’s stockholders having the right to exchange their shares of Foresight Class A Common Stock for cash, securities or other property.

The preceding summary of certain terms and conditions of the Registration Rights Agreement is qualified in its entirety by reference to the form of Registration Rights Agreement, a copy of which is included as Exhibit H to the Merger Agreement which is included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Sponsor Support Agreement

Contemporaneously with the execution of the Merger Agreement, FSG, FA Co-Investment LLC, a Delaware limited liability company (“FA”), Foresight and P3 entered into a sponsor support agreement (the “Sponsor Support Agreement”).

Pursuant to the Sponsor Agreement, FSG and FA agreed, among other things: (i) not to sell or pledge any of their securities in Foresight; (ii) to vote or cause to be voted at any meeting in favor of each proposal included in the Proxy Statement and against any merger or other similar business combination transaction with any party other than P3 or other proposal that would prevent the Transaction; (iii) to vote or cause to be voted at any meeting in favor of any amendment to the Foresight warrants and Foresight Warrant Agreement proposed in the Warrant Exchange Offer; and (iv) to comply with their obligations under that certain letter agreement, dated as of February 9, 2021, by and among Foresight, FSG, FA, Greg Wasson, Michael Balkin, Gerald Muizelaar, Brian Gamache, Robert Zimmerman and John Svoboda.

Pursuant to the Sponsor Support Agreement, FSG agreed to tender or cause to be tendered any and all Foresight warrants that FSG owns of record or beneficially (as defined in the Securities Act) pursuant to and in accordance with the terms of the Warrant Exchange Offer. FSG also agreed that once its Foresight warrants are tendered, it will not withdraw or cause or permit to be withdrawn any of such Foresight warrants from the Warrant Exchange Offer, unless and until the Sponsor Support Agreement has been terminated.

The preceding summary of certain terms and conditions of the Sponsor Support Agreement is qualified in its entirety by reference to the Sponsor Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Subscription Agreements

Contemporaneously with the execution of the Merger Agreement, certain investors entered into subscription agreements (the “Subscription Agreements”), pursuant to which such investors agreed to purchase Foresight Class A Common Stock (such shares, collectively, the “PIPE Shares”) in an aggregate value of $208,703,070, representing 20,870,307 PIPE Shares at a price of $10.00 per share. The closing of the sale of the PIPE Shares will be contingent upon the substantially concurrent consummation of the Transaction and the satisfaction of other customary closing conditions.

The preceding summary of certain terms and conditions of the Subscription Agreements is qualified in its entirety by reference to the form of Subscription Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of Foresight that may be issued in connection with the Merger Agreement and the Subscription Agreements will be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit
2.1*	Agreement and Plan of Merger, dated as of May 25, 2021, by and among Foresight, Merger Sub and P3.

2.2*	Transaction and Combination Agreement, dated as of May 25, 2021, by and among Foresight, the Merger Corps, the Blockers, Splitter, and the Blocker Owners.

10.1	Sponsor Support Agreement, dated as of May 25, 2021, by and among the FSG, FA, Foresight and P3.

10.2	Form of Subscription Agreement.

*

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5) or Item 601(b)(2). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Additional Information and Where to Find It

The proposed business combination will be submitted to stockholders of Foresight for their consideration. Foresight intends to file the Proxy Statement with the SEC to be distributed to Foresight’s stockholders in connection with Foresight’s solicitation for proxies for the vote by Foresight’s stockholders in connection with the proposed business combination and other matters as described in the Proxy Statement. After the definitive Proxy Statement has been filed, Foresight will mail the definitive Proxy Statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. Foresight’s stockholders and other interested persons are advised to read, once available, the preliminary Proxy Statement and any amendments thereto and, once available, the definitive Proxy Statement, in connection with Foresight’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Foresight, P3 and the proposed business combination. Foresight warrant holders are advised to read, once available, the proxy statement or tender offer statement related to the Warrant Exchange Offer/Solicitation, once available, and any amendments thereto, in connection with the Warrant Exchange Offer/Solicitation because these documents will contain important information about the Warrant Exchange Offer/Solicitation. Stockholders may also obtain a copy of the preliminary or definitive Proxy Statement and Warrant Offering Documents, once available, as well as other documents filed with the SEC regarding the proposed business combination and Warrant Exchange Offer/Solicitation and other documents filed with the SEC by Foresight, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Gateway Investor Relations, (949) 574-3860, FORE@gatewayir.com.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This Current Report on Form 8-K does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any private offering of securities in connection with the business combination (the “Securities”) will not be registered under the Securities Act, and will be offered as a private placement to a limited number of “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or institutional “accredited investors” (within the meaning of Rule 501(a) under the Securities Act). Accordingly, until registered for resale, the Securities must continue to be held until a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption from registration under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither P3 nor Foresight is making an offer of the Securities in any state or jurisdiction where the offer is not permitted.

Participants in Solicitation

Foresight, P3 and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Foresight’s stockholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Foresight’s stockholders in connection with the proposed business combination will be set forth in the Proxy Statement when it is filed with the SEC. You can find more information about Foresight’s directors and executive officers in Foresight’s Annual Report. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Proxy Statement when it becomes available. Stockholders, potential investors and other interested persons should read the Proxy Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

The information in this Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of P3 and Foresight’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of P3 and Foresight. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Foresight or P3 is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to P3; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; P3’s ability to manage future growth; P3’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on P3’s future business; the amount of redemption requests made by Foresight’s public stockholders; the ability of Foresight or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Foresight’s Annual Report on Form 10-K for the year ended December 31, 2021 and filed with the SEC on April 6, 2021 (the “Annual Report”) under the heading “Risk Factors,” and other documents of Foresight filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither P3 nor Foresight presently know or that P3 and Foresight currently believe are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect P3’s and Foresight’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. P3 and Foresight anticipate that subsequent events and developments will cause P3’s and Foresight’s assessments to change. However, while P3 and Foresight may elect to update these forward-looking statements at some point in the future, P3 and Foresight specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing P3’s and Foresight’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FORESIGHT ACQUISITION CORP.

Date: June 1, 2021	By:	/s/ Michael Balkin
Name: Michael Balkin
Title: Chief Executive Officer